Exhibit 99.3

Stockholders’ Newsletter

Report on the Annual Stockholders’ Meeting of Bayer AG on April 28, 2006 in Cologne Interim Report for the First Quarter of 2006

Bayer Group Key Data

	1st Quarter	1st Quarter		Full Year
€ million	2005	2006	Change	2005

Net sales	6,704	7,494	+ 11.8%	27,383

Change in sales
Volume	+ 2%	+ 4%		+ 1%
Price	+ 8%	+ 2%		+ 7%
Currency	- 2%	+ 5%		+ 1%
Portfolio	+ 8%	+ 1%		+ 9%

EBITDA(1)	1,437	1,552	+ 8.0%	4,647
Special items	(138)	(128)		(435)
EBITDA before special items	1,575	1,680	+ 6.7%	5,082

Operating result (EBIT)	1,004	1,108	+ 10.4%	2, 812
Special items	(138)	(128)		(488)
Operating result (EBIT) before special items	1,142	1,236	+ 8.2%	3,300

Return on sales	15.0%	14.8%		10.3%

Non-operating result	(131)	(213)	- 62.6%	(613)

Net income	652	600	- 8.0%	1,597
Earnings per share (€)(2)	0.89	0.82		2.19

Gross cash flow(3)	1,101	1,190	+ 8.1%	3,477

Net cash flow(4)	(226)	128	—	3,542

Capital expenditures (total)	181	419	+ 131.5%	1,389

Research and development expenses	423	454	+ 7.3%	1,886

Depreciation and amortization	433	444	+ 2.5%	1,835

Number of employees at end of period	93,300	93,600	+ 0.3%	93,700
Personnel expenses	1,509	1,617	+ 7.2%	5.912

(1)  EBITDA = operating result (EBIT) plus depreciation and amortization

(2)  Earnings per share = as defined in IAS 33: net income divided by the average number of shares outstanding (730.34 million shares)

(3)  Gross cash flow = operating result (EBIT) plus depreciation and amortization, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions. The latter item includes the elimination of non-cash components of the operating result. It also contains benefit payments during the period.

(4)  Net cash flow = cash flow from operating activities according to IAS 7

Contents

4	Overview of Sales, Earnings and
5	Takeover Offer for Schering AG
6	Outlook
7	Performance by Subgroup and Segment
8	Bayer HealthCare
12	Bayer CropScience
14	Bayer MaterialScience
16	Performance by Region
17	Liquidity and Capital Resources
19	Employees
19	Legal Risks
22	Subsequent Events
23	Bayer Stock
24	Bayer Group Statements of Income
25	Bayer Group Balance Sheets
26	Bayer Group Statements of Cash Flows
27	Bayer Group Statements of Recognized Income and Expense
28	Key Data by Segment and Region
30	Notes to the Interim Report as of March 31, 2006
31	Address by Werner Wenning to the 2006 Annual Stockholders’ Meeting
55	Report on the 2006 Annual Stockholders’ Meeting
60	News
64	Financial Calendar

COVER PICTURE

When the World Cup kicks off this summer, Bayer will be there too – in the shape of materials that give the new +TeamgeistTM soccer ball optimum flight behavior. Global key account manager Dr. Thorsten Bestvater (left) and project manager Thomas Michaelis from Bayer MaterialScience provide advice and support to manufacturer adidas in the development of new products. The cover picture shows the two of them in front of an illuminated screen for visual inspection of plastic films.

Dynamic start to 2006

Record quarter for Bayer

•                  Sales up 12 percent to €7.5 billion

•                  Best-ever operating performance

• EBITDA before special items €1.7 billion

• EBIT before special items €1.2 billion

•                  Plans to substantially expand the HealthCare business by acquiring Schering

Overview of Sales, Earnings and Financial Position

Bayer got off to a dynamic start in 2006, continuing the previous year’s positive trend. Group sales in the first quarter showed an 11.8 percent year-on-year increase, from €6,704 million to €7,494 million. Growth was mainly attributable to Health- Care (+20.9 percent) and MaterialScience (+10.5 percent), with sales of the CropScience subgroup 1.5 percent above the high level of the prior-year quarter. Adjusted for currency and portfolio effects, Group sales grew 5.8 percent.

This gratifying business trend led to a record operating performance, with EBITDA before special items up 6.7 percent to €1,680 million (Q1 2005: €1,575 million).

EBIT before special items advanced 8.2 percent to €1,236 million (Q1 2005: €1,142 million). With sales growth in all of the HealthCare divisions well into double digits, this was the main reason for the 37.7 percent jump in this subgroup’s operating result, while the 11.1 percent earnings improvement at MaterialScience was primarily driven by selling price increases. Despite difficult market conditions in Brazil, CropScience earnings slipped by just 3.5 percent from the high figure for the first quarter of 2005.

First-quarter earnings were impacted by special items totaling €128 million (Q1 2005: €138 million). These included an amount of €110 million arising from a finding against Bayer in an arbitration proceeding in the United States relating to MaterialScience. Bayer will explore all possibilities for legal recourse in this matter and has also asserted a claim to payment in a separate arbitration proceeding.

After special items, EBITDA for the first quarter of 2006 rose 8.0 percent to €1,552 million (Q1 2005: €1,437 million), while EBIT advanced 10.4 percent to €1,108 million (Q1 2005: €1,004 million).

After a €213 million non-operating loss, pre-tax income improved slightly to €895 million. The non-operating result included net interest expense of €144 million (Q1 2005: €80 million). The increase in interest expense was due to interest incurred on retroactive tax payments in Germany and on payment obligations arising out of the above-mentioned U.S. arbitration proceeding. After tax expense of €298 million, income from continuing operations was €597 million (Q1 2005: €593 million). Group net income after minority interests amounted to €600 million (Q1 2005: €652 million). The prior-year figure included €52 million in income from discontinued operations (mainly Lanxess).

Benefiting from the growth in EBIT, first-quarter gross cash flow improved 8.1 percent to €1,190 million (Q1 2005: €1,101 million), while net cash flow came in a clear €354 million ahead of the prior-year quarter, at €128 million.

Net debt on March 31, 2006 amounted to €5.7 billion. This was €0.2 billion higher than on December 31, 2005 (€5.5 billion) and €1.4 billion lower than on March 31, 2005 (€7.1 billion).

Provisions for pensions and other post-employment benefits, at €6.3 billion, were €0.9 billion lower than on December 31, 2005, mainly as a result of higher capital market rates.

Takeover Offer for Schering AG

On March 23, 2006 we announced our intention to acquire Schering AG. The formal takeover offer of €86 per Schering share or ADS (American Depositary Share) – representing a total transaction volume of €16.5 billion – was published on April 13, 2006. In particular, the offer is contingent upon a minimum acceptance threshold of 75 percent of the outstanding shares of Schering AG by the end of the offer period and the approval of the antitrust authorities in the United States and Europe. The acceptance period ends on May 31, 2006.

The acquisition of Schering is entirely consistent with our strategic objective of strengthening the HealthCare business, especially in the areas of pharmaceutical specialties and consumer care, in order to substantially expand the role of the Bayer HealthCare subgroup as the primary growth engine of the Bayer Group as a whole.

The acquisition would raise the specialty products’ share of Pharmaceuticals Division sales from the current level of 25 percent to around 70 percent. Including Schering, pro forma combined pharmaceuticals sales in 2005 would have been in the region of €9 billion. The merger would also give us a balanced portfolio of established businesses and disproportionately fast-growing franchises such as oncology, cardiology/hematology and gynecology. The biotechnology products provide another excellent platform for further growth. The combined product pipeline thus has the potential for sustained innovation. We plan to further optimize our support for worthwhile projects by significantly increasing the research and development budget for the pharmaceuticals operations.

It is intended to finance the transaction with a combination of equity, debt and hybrid capital instruments. In this connection we successfully issued a €2.3 billion mandatory convertible bond in April. We plan to generate additional financing by divesting H.C. Starck and Wolff Walsrode in the Bayer MaterialScience subgroup, thus ensuring a healthy balance-sheet structure for the future. We expect to retain a good investment-grade credit rating even after this transaction.

Outlook

Despite persistently high energy and raw material prices we are anticipating further global economic growth in 2006. The U.S. economy should remain robust, although growth may not be quite so strong as of late. The uptrend that emerged in Europe toward the end of last year continued in the first quarter of 2006. We therefore expect this region’s economy to grow slightly faster in 2006 than in 2005.

At present we are not altering the guidance we gave in March. On the basis of the economic forecast outlined above, the Bayer Group is still targeting a slight increase in underlying EBIT and EBITDA in 2006 and an underlying EBITDA margin of approximately 19 percent for the full year.

The market environment for our present HealthCare activities should remain favorable, with all divisions able to grow at least with the market. We expect underlying EBIT to increase by more than 10 percent from last year.

We predict a slight expansion in the crop science market this year. Especially in light of recent product launches, we are targeting above-market sales growth and an increase in underlying EBIT. Further restructuring is planned to further improve the underlying EBITDA margin.

We also predict continuing positive market conditions for our MaterialScience business, which should therefore continue to grow. Against this background, underlying EBIT for this subgroup should remain at an excellent level in 2006 although it could be somewhat lower than for 2005. Weexpect the EBITDA margin for the full year to come in slightly below the 18 percent recorded for 2005.

The above guidance does not take into account the effects of the planned acquisition of Schering.

Performance by Subgroup and Segment

Our business activities are grouped in the HealthCare, CropScience and MaterialScience subgroups.

Sales by Subgroup and Segment

	1st Quarter	Proportion of	1st Quarter	Proportion of
€ million	2005	Group Sales%	2006	Group Sales%

HealthCare	2,135	32	2,581	34
Pharmaceuticals	952	14	1,148	15
Consumer Care	523	8	642	9
Diabetes Care, Diagnostics	461	7	571	7
Animal Health		199	3	220

CropScience	1,744	26	1,771	24
Crop Protection	1,417	21	1,413	19
Environmental Science, BioScience	327	5	358	5

MaterialScience	2,544	38	2,811	38
Materials	923	14	1,035	14
Systems	1,621	24	1,776	24

Reconciliation	281	4	331	4

Bayer Group (continuing operations)	6,704	100	7,494	100

Bayer HealthCare

The Bayer HealthCare subgroup lifted sales 20.9 percent year on year to €2,581 million (+€446 million). On a currency- and portfolio-adjusted basis, sales rose 15.1 percent. All divisions contributed double-digit sales increases. Business in North America showed particularly strong growth. EBIT increased 124.0 percent year on year to €410million. Before special items, especially the expenses recorded in the prior-year period for the termination of a co-promotion agreement for Levitra®, EBIT moved ahead strongly, rising 37.7 percent to €416 million.

Pharmaceuticals

Sales of the Pharmaceuticals segment increased by €196 million, or 20.6 percent, year on year to €1,148 million. Since January 1, 2006 the Pharmaceuticals Division has been divided into three business units: Primary Care, Hematology/ Cardiology and Oncology.

The Primary Care business unit saw sales expand 9.6 percent to €787 million. Strong growth in Avelox®, Levitra® and other core products more than offset the expected drop in sales of our antibiotic Cipro®. Additional sales of this product to government agencies had boosted sales in the first quarter of 2005.

Sales in the Hematology/Cardiology business unit rose 41.6 percent to €327 million. Kogenate®, in particular, posted strong growth of 63.2 percent, benefiting from a substantially higher volumes in the United States and Europe.

At the same time, we registered a decline in sales of Trasylol®, our product for use in open heart surgery. Two separate studies reported a possible link between the use of Trasylol® (aprotinin) and severe renal dysfunction or cardiovascular or cerebrovascular problems (heart attack or stroke) in patients treated with this drug. However, the long-term studies available to us and our experience with Trasylol® indicate that it is a safe and effective medication when used correctly. The studies are currently being evaluated by the FDA and the EMEA.

The new Oncology business unit raised sales to €34 million, the increase resulting mainly from the successful launch of our new cancer drug Nexavar®.

Our specialties business (Hematology/Cardiology and Oncology) thus expanded by 54.3 percent overall.

EBIT for the Pharmaceuticals segment improved by €116 million to €202 million. It should be noted here that a milestone payment of €41 million for the late-stage development product alfimeprase, made under the agreement concluded with Nuvelo in January, was capitalized as an intangible asset and thus did not impact earnings. Adjusted for special items, which in the previous year mainly comprised expenses for terminating a co-promotion agreement, EBIT increased 12.5 percent to €207 million despite higher marketing and R&D expenses. The improvement in earnings was chiefly due to the segments’s good sales performance.

	1st Quarter	1st Quarter	Change
€ million	2005	2006	%
Net sales	2,135	2,581	+ 20.9

EBITDA*	302	529	+ 75.2
Special items	(119)	(6)
EBITDA before special items	421	535	+ 27.1
Operating result (EBIT)	183	410	+ 124.0
Special items	(119)	(6)
Operating result (EBIT) before special items	302	416	+ 37.7

Gross cash flow*	202	356	+ 76.2
Net cash flow*	67	107	+ 59.7

Best-Selling Bayer HealthCare Products
Kogenate ® (Pharmaceuticals)	125	204	+ 63.2
Ascensia ® product line (Diabetes Care)	140	190	+ 35.7
Aspirin ® (Consumer Care/Pharmaceuticals)	140	164	+ 17.1
Adalat ® (Pharmaceuticals)	153	157	+ 2.6
Advia Centaur ® System (Diagnostics)	113	143	+ 26.5
Ciprobay ® /Cipro ® (Pharmaceuticals)	158	132	- 16.5
Avalox ® /Avelox ® (Pharmaceuticals)	103	130	+ 26.2
Levitra ® (Pharmaceuticals)	60	78	+ 30.0
Glucobay ® (Pharmaceuticals)	71	77	+ 8.5
Advantage ® /Advantix ® (Animal Health)	54	59	+ 9.3
Aleve ® /naproxen (Consumer Care)	28	53	+ 89.3
Canesten ® (Consumer Care)	33	41	+ 24.2
Trasylol ® (Pharmaceuticals)	45	40	- 11.1
Baytril ® (Animal Health)	40	40	0.0
Rapidlab ® /Rapidpoint ® (Diagnostics)	37	40	+ 8.1
Total	1,300	1,548	+ 19.1
Proportion of Bayer HealthCare sales	61%	60%

Pharmaceuticals
Net sales	952	1,148	+ 20.6
Primary Care	718	787	+ 9.6
Hematology/Cardiology	231	327	+ 41.6
Oncology	3	34	—

EBITDA*	127	241	+ 89.8
Special items	(98)	(5)
EBITDA before special items	225	246	+ 9.3
Operating result (EBIT)	86	202	+ 134.9
Special items	(98)	(5)
Operating result (EBIT) before special items	184	207	+ 12.5

Gross cash flow*	74	162	+ 118.9
Net cash flow*	(92)	(11)	+ 88.0

* for definition see Bayer Group Key Data on page 2

Consumer Care

Sales of the Consumer Care segment in the first quarter of 2006 advanced 22.8 percent to €642 million. This pleasing trend was driven mainly by rapid expansion in Europe and North America, a contributory factor here being our success in maintaining the growth momentum of newly acquired products such as Rennie®, Bepanthen®/Bepanthol® and Supradyn®. Sales of Aleve® surged 90 percent compared with the prior-year quarter, when they were hampered by the debate surrounding non-steroidal anti-inflammatory drugs (NSAIDS). Aleve® thus became our second-best-selling ConsumerCare product after Aspirin®.

Segment EBIT improved by €87 million to €98 million. Before special items relating to the integration of the Roche business, EBIT rose €67 million,mainly due to the growth in sales. It should be noted here that the fair-value measurement of inventories acquired from Roche had a one-timeimpact on margins in the same period of 2005.

Diabetes Care, Diagnostics

Sales of the Diabetes Care, Diagnostics segment rose by €110 million, or 23.9 percent, to €571 million.

Compared with a weak prior-year quarter, Diabetes Care reported an increase of €50 million (+35.0 percent), driven by substantially higher sales of our Ascensia® Contour® blood glucose monitoringsystem in North America. Sales of the Diagnostics Division expanded by €60 million, or 18.9 percent, chiefly due to growth in our laboratory systems in North America.

Thanks to the strong sales performance, segment EBIT improved by 59.5 percent to €59 million.

Animal Health

Sales in the Animal Health segment advanced 10.6 percent to €220 million as volumes increased in all regions, especially Europe. At the same time, this segment benefited from the European market launch of Profender®, a new dewormer for cats.

EBIT of the segment increased slightly from an already high level to €51 million.

	1st Quarter	1st Quarter	Change
€ million	2005	2006	%
Net sales	523	642	+ 22.8

EBITDA*	43	129	—
Special items	(21)	(1)
EBITDA before special items	64	130	+ 103.1
Operating result (EBIT)	11	98	—
Special items	(21)	(1)
Operating result (EBIT) before special items	32	99	—

Gross cash flow*	37	84	+ 127.0
Net cash flow*	92	19	- 79.3

Diabetes Care, Diagnostics
Net sales	461	571	+ 23.9
Diabetes Care	143	193	+ 35.0
Diagnostics	318	378	+ 18.9

EBITDA*	77	102	+ 32.5
Special items	0	0
EBITDA before special items	77	102	+ 32.5
Operating result (EBIT)	37	59	+ 59.5
Special items	0	0
Operating result (EBIT) before special items	37	59	+ 59.5

Gross cash flow*	56	71	+ 26.8
Net cash flow*	60	63	+ 5.0

Animal Health
Net sales	199	220	+ 10.6

EBITDA*	55	57	+ 3.6
Special items	0	0
EBITDA before special items	55	57	+ 3.6
Operating result (EBIT)	49	51	+ 4.1
Special items	0	0
Operating result (EBIT) before special items	49	51	+ 4.1

Gross cash flow*	35	39	+ 11.4
Net cash flow*	7	36	—

* for definition see Bayer Group Key Data on page 2

Bayer CropScience

The Bayer CropScience subgroup generated sales of €1,771 million in the first quarter of 2006 (+1.5 percent). Currency- and portfolio-adjusted sales declined by 3.8 percent and EBIT slipped €6 million to €408 million (–1.4 percent).

Crop Protection

First-quarter sales in the Crop Protection segmentwere almost unchanged year on year at €1,413 million. After adjustment for currency effects, they were down 5.8 percent. While sales of fungicides showed encouraging growth, business with insecticides and seed treatment products declined. Salesof herbicides came in at around the prior-year level.

Our crop protection business remains hampered by tough market conditions, especially in Brazil, where the continuing appreciation of the currency is holding back exports of farm produce. This has clipped demand for agricultural inputs, especially insecticides and fungicides. As expected, sales of our herbicides and seed treatment products declined in Europe due to the reduction in sugar beet acreages following the reform of the E.U. sugar market.

On the positive side, sales of our top ten products advanced 5.8 percent despite the difficult overall market situation. Also deserving special mention is the success of recent product launches such as the cereal fungicides Proline® and Fandango®, the herbicide Atlantis® and the insecticides Oberon® and Envidor®.

EBIT of the Crop Protection segment slipped 11.5 percent year on year to €285 million, mainly due to a decline in business in Latin America that was only partially offset by cost savings.

Environmental Science, BioScience

The Environmental Science, BioScience segment lifted first-quarter sales 9.5 percent to €358 million. Adjusted for currency effects, the increase came to 3.4 percent.

Sales of the Environmental Science unit rose by 10.9 percent to €193 million. Apart from positive currency effects, this was attributable to higher sales of our products for professional users. The BioScience Business Group increased sales by 7.8 percent to €165 million, thanks largely to good business with vegetable seeds.

Segment EBIT advanced 33.7 percent to €123 million, driven by the positive sales trend and cost savings.

	1st Quarter	1st Quarter	Change
€ million	2005	2006	%
Bayer CropScience
Net sales	1,744	1,771	+ 1.5

EBITDA*	557	551	- 1.1
Special items	(9)	0
EBITDA before special items	566	551	- 2.7
Operating result (EBIT)	414	408	- 1.4
Special items	(9)	0
Operating result (EBIT) before special items	423	408	- 3.5

Gross cash flow*	387	387	+ 0.0
Net cash flow*	(379)	(350)	+ 7.7

Best-Selling Bayer CropScience Products
Confidor®/Gaucho®/Admire®/Merit®
(Insecticides/Seed Treatment/Environmental Science)	171	165	- 3.5
Folicur®/Raxil®(Fungicides/Seed Treatment)	97	95	- 2.1
Basta®/Liberty®(Herbicides)	59	72	+ 22.0
Puma®(Herbicides)	67	68	+ 1.5
Proline®(Fungicides)	36	58	+ 61.1
Flint®/Stratego®/Sphere® (Fungicides)	49	49	0.0
Atlantis® (Herbicides)	42	49	+ 16.7
Betanal® (Herbicides)	52	45	- 13.5
Temik® (Insecticides)	40	44	+ 10.0
Decis®/K-Othrine® (Insecticides/Environmental Science)	38	44	+ 15.8
Total	651	689	+ 5.8
Proportion of Bayer CropScience sales	37%	39%

Crop Protection
Net sales	1,417	1,413	- 0.3
Insecticides	364	348	- 4.4
Fungicides	347	378	+ 8.9
Herbicides	555	550	- 0.9
Seed Treatment	151	137	- 9.3

EBITDA*	443	406	- 8.4
Special items	(9)	0
EBITDA before special items	452	406	- 10.2
Operating result (EBIT)	322	285	- 11.5
Special items	(9)	0
Operating result (EBIT) before special items	331	285	- 13.9

Gross cash flow*	307	285	- 7.2
Net cash flow*	(323)	(289)	+ 10.5

Environmental Science, BioScience
Net sales	327	358	+ 9.5
Environmental Science	174	193	+ 10.9
BioScience	153	165	+ 7.8

EBITDA*	114	145	+ 27.2
Special items	0	0
EBITDA before special items	114	145	+ 27.2
Operating result (EBIT)	92	123	+ 33.7
Special items	0	0
Operating result (EBIT) before special items	92	123	+ 33.7

Gross cash flow*	80	102	+ 27.5
Net cash flow*	(56)	(61)	- 8.9

* for definition see Bayer Group Key Data on page 2

Bayer MaterialScience

The Bayer MaterialScience subgroup continued to grow sales strongly in the first quarter of 2006, posting a rise of 10.5 percent year on year to €2,811 million. Currency- and portfolio-adjusted sales were up 4.5 percent. All business units contributed to this positive performance. EBIT amounted to €339 million, down €67 million, or 16.5 percent, from the prior-year quarter, but EBIT before special items showed a pleasing 11.1 percent increase, to €451 million.

Materials

Sales of the Materials segment came to €1,035 million (+12.1 percent). Following last year’s price rises, the increase in first quarter sales came largely from higher volumes in the Polycarbonatesbusiness unit. We also succeeded in raising sales through price increases, particularly at H.C. Starck.

Segment EBIT of €160 million was at the previous year’s high level.

Systems

In the Systems segment, sales advanced to €1,776 million, which was 9.6 percent above the same quarter of last year. In the Polyurethanes Business Unit, given a slight decline in volumes and prices for MDI, the improvement in sales was driven mainly by the previously announced price increases for TDI and polyether. The Coatings, Adhesives, Sealants business unit and the Inorganic BasicChemicals unit also made strong gains.

EBIT of the Systems segment, at €179 million, was down €68 million or 27.5 percent from the prior-year quarter, mainly because of €110 million inone-time expenses arising from an arbitration proceeding in the United States concerning the production of propylene oxide. EBIT before special items came in €44 million, or 17.8 percent, above the prior-year quarter. This earnings improvementwas mainly due to the price rises achieved, which more than offset the increase in raw material costs.

	1st Quarter	1st Quarter	Change
€ million	2005	2006	%
Bayer MaterialScience
Net sales	2,544	2,811	+ 10.5

EBITDA*	533	473	- 11.3
Special items	0	(112)
EBITDA before special items	533	585	+ 9.8
Operating result (EBIT)	406	339	- 16.5
Special items	0	(112)
Operating result (EBIT) before special items	406	451	+ 11.1

Gross cash flow*	361	354	- 1.9
Net cash flow*	0	299	—

Materials
Net sales	923	1,035	+ 12.1
Polycarbonates	588	656	+ 11.6
Thermoplastic Polyurethanes	46	54	+ 17.4
Wolff Walsrode	72	78	+ 8.3
H.C. Starck	217	247	+ 13.8

EBITDA*	212	216	+ 1.9
Special items	0	0
EBITDA before special items	212	216	+ 1.9
Operating result (EBIT)	159	160	+ 0.6
Special items	0	0
Operating result (EBIT) before special items	159	160	+ 0.6

Gross cash flow*	143	163	+ 14.0
Net cash flow*	64	61	- 4.7

Systems
Net sales	1,621	1,776	+ 9.6
Polyurethanes	1,196	1,269	+ 6.1
Coatings, Adhesives, Sealants	320	369	+ 15.3
Inorganic Basic Chemicals	87	106	+ 21.8
Others	18	32	+ 77.8

EBITDA*	321	257	- 19.9
Special items	0	(112)
EBITDA before special items	321	369	+ 15.0
Operating result (EBIT)	247	179	- 27.5
Special items	0	(112)
Operating result (EBIT) before special items	247	291	+ 17.8

Gross cash flow*	218	191	- 12.4
Net cash flow*	(64)	238	—

* for definition see Bayer Group Key Data on page 2

Performance by Region

In the first quarter of 2006, sales showed a year-on-year increase of €790 million, or 11.8 percent, to €7,494 million. After adjustment for currency effects, this was equivalent to a 6.7 percent rise.  The greater part the Group’s growth was generated in North America, where sales moved ahead by €396 million (+22.2 percent). Of this increase, roughly half was due to currency effects. The strongest sales growth in North America was posted by our pharmaceuticals and diagnostics activities.  While currency-adjusted sales of the CropScience subgroup were roughly unchanged year on year, MaterialScience reported a 9.8 percent improvement.

First-quarter sales in Europe advanced by 6.4 percent to €3,308 million, with the main impetus coming from the positive trend at HealthCare. Germany reported above-average expansion to €1,197 million (+16.2 percent). Adjusted for portfolio effects, the improvement was around 11 percent in Germany and about 4 percent in Europe as a whole.

In Asia/Pacific sales rose 8.9 percent to €1,130 million, with the Bayer HealthCare and Bayer MaterialScience subgroups posting the strongest gains of 12.3 percent and 9.1 percent respectively.  Business in China developed particularly well (+33 percent).

In the Latin America/Africa/Middle East region, sales rose 13.3 percent to €877 million. On a currency-adjusted basis the increase amounted to 1.8 percent.  Business growth in HealthCare and MaterialScience more than offset lower sales of crop protection products.

	Europe				North America
€ million	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
Sales by Region and Segment (by Market)
1st Quarter

Bayer HealthCare	895	1,019	+ 13.9	+ 13.9	641	852	+ 32.9	+ 21.1
Pharmaceuticals	390	450	+ 15.4	+ 15.3	259	356	+ 37.5	+ 24.3
Consumer Care	241	279	+ 15.8	+ 16.5	136	175	+ 28.7	+ 17.3
Diabetes Care, Diagnostics	200	223	+ 11.5	+ 11.1	176	248	+ 40.9	+ 29.1
Animal Health	64	67	+ 4.7	+ 3.9	70	73	+ 4.3	- 3.8

Bayer CropScience	775	766	- 1.2	- 1.7	484	538	+ 11.2	+ 0.2
Crop Protection	639	623	- 2.5	- 3.2	340	380	+ 11.8	+ 0.9
Environmental Science, BioScience	136	143	+ 5.1	+ 5.5	144	158	+ 9.7	- 1.5

Bayer MaterialScience	1,186	1,222	+ 3.0	+ 2.9	653	785	+ 20.2	+ 9.8
Materials	411	431	+ 4.9	+ 4.3	204	236	+ 15.7	+ 5.9
Systems	775	791	+ 2.1	+ 2.2	449	549	+ 22.3	+ 11.6

Total region (incl. reconciliation)	3,109	3,308	+ 6.4	+ 6.2	1,783	2,179	+ 22.2	+ 11.2

adj. = currency-adjusted

Liquidity and Capital Resources

Cash provided by operating activities (net cash flow)

Thanks to the strong growth in business, gross cash flow increased by 8.1 percent to €1,190 million (Q1 2005: €1,101 million). Net cash flow improved by €354 million, to €128 million (Q1 2005: minus €226 million). Despite its higher sales, MaterialScience succeeded in keeping working-capitalgrowth well below the level of the prior-year quarter. This more than compensated for the increase associated with the expansion of business at HealthCare.

Net cash used in investing activities

There was a net cash outflow of €192 million for investing activities (Q1 2005: €947 million). Capital expenditures for property, plant and equipment (€242 million) and intangible assets (€177 million) rose by a total of €238 million to €419 million (Q1 2005: €181 million). This mainly includes the purchase of the European marketing rights for the blood pressure treatments Pritor® and PritorPlus® and expenditures for the expansion of our polymers production facilities at Caojing, China. A payment of €41 million for the late-stage development product alfimeprase under our agreement with Nuvelo Inc. is also included here. It is capitalized as an intangible asset.

Cash outflows for acquisitions, totaling €20 million, mainly include the purchase price paid for the biotech company Icon Genetics AG. The higher interest receipts, as well as the higher interest disbursements reflected in the financing cash flow, are primarily due to amounts received from, orpaid to, tax authorities.

	Asia/Pacific				Latin America/Africa/Middle East				Total Segment
€ million	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy	2005	2006	% yoy	adj. % yoy
Sales by Region and Segment (by Market)
1st Quarter

Bayer HealthCare	326	366	+ 12.3	+ 8.2	273	344	+ 26.0	+ 13.5	2,135	2,581	+ 20.9	+ 15.1
Pharmaceuticals	209	223	+ 6.7	+ 4.3	94	119	+ 26.6	+ 14.3	952	1,148	+ 20.6	+ 15.2
Consumer Care	29	42	+ 44.8	+ 34.1	117	146	+ 24.8	+ 12.7	523	642	+ 22.8	+ 16.8
Diabetes Care, Diagnostics	57	65	+ 14.0	+ 9.9	28	35	+ 25.0	+ 13.4	461	571	+ 23.9	+ 17.9
Animal Health	31	36	+ 16.1	+ 7.3	34	44	+ 29.4	+ 14.1	199	220	+ 10.6	+ 3.5

Bayer CropScience	228	236	+ 3.5	- 0.9	257	231	- 10.1	- 22.3	1,744	1,771	+ 1.5	- 4.1
Crop Protection	205	207	+ 1.0	- 3.4	233	203	- 12.9	- 24.9	1,417	1,413	- 0.3	- 5.8
Environmental Science, BioScience	23	29	+ 26.1	+ 22.2	24	28	+ 16.7	+ 3.1	327	358	+ 9.5	+ 3.4

Bayer MaterialScience	473	516	+ 9.1	+ 3.1	232	288	+ 24.1	+ 14.5	2,544	2,811	+ 10.5	+ 5.8
Materials	236	285	+ 20.8	+ 13.8	72	83	+ 15.3	+ 11.0	923	1,035	+ 12.1	+ 7.6
Systems	237	231	- 2.5	- 7.5	160	205	+ 28.1	+ 16.1	1,621	1,776	+ 9.6	+ 4.8

Total region (incl. reconciliation)	1,038	1,130	+ 8.9	+ 3.9	774	877	+ 13.3	+ 1.8	6,704	7,494	+ 11.8	+ 6.7

In the first quarter of the previous year, cash out-flows for acquisitions mainly comprised approximately €1.9 billion for the consumer health business of Roche. Cash inflows of €1,000 million from financial assets were also registered in that quarter, mainly due to the scheduled repayment of loans by Lanxess and the expiration of derivatives. Cash receipts from the sale of property, plant and equipment totaling €256 million in the first quarter of 2005 mainly related to the divestiture of the plasma business in the United States.

Net cash used in financing activities

The principal components of the €187 million (Q1 2005: €430 million) cash outflow for financing activities were €228 million in interest payments, €124 million for the net repayments of debt and €11 million for dividend payments to minority stockholders of subsidiaries. At the same time, a cash inflow of €176 million resulted from the reimbursement of advance capital gains tax payments made on intragroup dividends in 2004.

Including marketable securities and other instruments, the Bayer Group had liquid assets of €3,163 million as of March 31, 2006. Of this amount, €299 million was held in escrow accounts to be used exclusively for payments relating to civil law settlements in antitrust proceedings. In view of the restriction on its use, this liquidity was not deducted when calculating net debt.

Key Cash Flow Data

	1st Quarter	1st Quarter
€ million	2005	2006
Gross cash flow*	1,101	1,190
Changes in working capital	(1,327)	(1,062)
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	(226)	128
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	(32)	0
Net cash provided by (used in) operating activities (net cash flow, total)	(258)	128
Net cash provided by (used in) investing activities (total)	(947)	(192)
Net cash provided by (used in) financing activities (total)	(430)	(187)
Change in cash and cash equivalents due to business activities (total)	(1,635)	(251)

* for definition see Bayer Group Key Data on page 2

Net Debt

€ million	March 31, 2005	March 31, 2006
Noncurrent financial liabilities as per balance sheets (including derivatives)	6,874	7,419
Current financial liabilities as per balance sheets (including derivatives)	2,502	1,332
– Derivative receivables	(478)	(170)
Financial liabilities	8,898	8,581
– Liquid assets as per balance sheets less amount not freely available	(1,783)	(2,864	)*
Net debt	7,115	5,717

* €2,864 million = €3,163 million – €299 million

Employees

On March 31, 2006 the Bayer Group had 93,600 employees, 300 more than on March 31, 2005. Headcount was 100 lower than at year end 2005. This slight decline was basically the net result of headcount reductions at CropScience and the service companies, partly offset by increases at MaterialScience and HealthCare.

The number of employees in North America was virtually unchanged compared with December 31, 2005. There were appoximate increases of 400 in Asia-Pacific and 100 in the Latin America/Africa/Middle East region. The number of employees in Europe declined by 600.

Personnel expenses showed a 7.2 percent year-on-year rise in the first quarter of 2006, to €1,617 million. Adjusted for currency effects, the increase came to 3.5 percent.

Legal Risks

As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks.

Legal proceedings currently considered to involve particularly significant risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.

Lipobay/Baycol: As of March 31, 2006, the number of Lipobay/Baycol cases pending against Bayer worldwide was approximately 5,000 (approximately 4,900 of them in the United States, including several class actions). As of March 31, 2006, Bayer had settled approximately 3,100 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately US$ 1,150 million. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/Baycol on a voluntary basis and without concession of liability. In the United States five cases have been tried to date all of which were found in Bayer’s favor.

After more than four years of litigation we are currently aware of fewer than 50 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.

A further €43 million charge to the operating result was recorded in 2005 in respect of settlements already concluded or expected to be concluded and anticipated defense costs. In addition, Bayer recorded charges of €4.7 million to the operating result in the first quarter of 2006 in respect of settlements expected to be concluded and anticipated defense costs.

PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropanolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent- tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Plaintiffs are alleging injuries related to the claimed ingestion of PPA.

As of March 31, 2006, approximately 200 lawsuits were pending in U.S. federal and state courts against Bayer, of which approximately 130 name Bayer as the only manufacturing defendant. In addition, approximately 275 dismissed claims are currently still on appeal to a United States Court of Appeals. That court has recently entered final orders dismissing appeals, affirming dismissal, and remanding one claim back to Mississippi state court. No lawsuits have been filed outside the UnitedStates.

Three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of US$ 400,000. This case was settled in July 2005 while on appeal.

As of March 31, 2006, Bayer had settled 289 cases resulting in payments of approximately US$ 46.5 million, without acknowledging any liability. In the fiscal year 2005, Bayer recorded expenses in the amount of €62 million for settlements already concluded or expected to be concluded and expected defense costs.

Bayer will defend itself vigorously in all Lipobay/Baycol and PPA cases in which in our view no potential for settlement exists or where an appropriate settlement cannot be achieved.

Since the existing insurance coverage with respect to the Lipobay/Baycol and PPA cases is exhausted (insurance coverage for PPA exists for up to 5 percent of future costs), it is possible – depending on the future progress of the litigation – that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.

Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has been dismissed) against Bayer involving the medication Cipro® have been filed since July 2000 in the United States. The plaintiffsare suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic cipro-floxacin as of 1997. In particular, they are seeking triple damages under U.S. law. After the settlement with Barr the patent was the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts. It has since expired.

All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (MDL) proceeding. On March 31, 2005, the court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the MDL proceeding. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend these cases vigorously.

Rubber, polyester polyols, urethane:

Proceedings involving the former rubber-related lines of business

Investigations and proceedings by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anticompetitive conduct involving certain products in the rubber field are pending. In two cases Bayer AG reached agreements with the U.S. Department of Justice in 2004 to pay fines, amounting to US$ 66 million for antitrust violations relating to rubber chemicals and US$ 4.7 million for those relating to acrylonitrilebutadiene rubber (NBR). In December 2005, the E.U. Commission imposed a fine of € 58.9 million for antitrust violations in the area of rubber chemicals. The respective amount was paid at the end of March 2006. Further investigations by the authorities are ongoing.

Numerous civil claims for damages including class actions are pending in the United States and Canada against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, EPDM, NBR and polychloroprene rubber (CR). Bayer has reached agreements or agreements in principle to settle a number of these court actions. Some of these agreements or agreements in principle remain subject to court approval. These settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.

Proceedings involving polyester polyols, urethanes and urethane chemicals

Bayer Corporation reached agreement with the U.S. Department of Justice in 2004 to pay a fine of US$ 33 million for antitrust violations in the United States relating to adipic-based polyester polyols. A similar investigation is still pending in Canada.

A number of civil claims for damages including class actions have been led in the United States against Bayer involving allegations of unlawful collusion on prices for certain polyester polyols, urethanes and urethane chemicals product lines. Similar actions are pending in Canada with respect to polyester polyols.

Proceedings involving polyether polyols and other precursors for urethane end-use products

Bayer has been named as a defendant in multiple putative class action lawsuits involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. At the beginning of 2006 Bayer reached an agreement, subject to court approval, to settle all of the class action cases relating to claims from direct purchasers of polyether polyols, MDI or TDI (and related systems). The foregoing settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims. In February 2006 Bayer was served with a subpoena from the U.S. Department of Justice seeking information relating to the manufacture and sale of these products.

Impact of antitrust proceedings on Bayer

In consideration of the portion allocated to Lanxess, expenses in the amount of €336 million were accrued in the course of 2005 which led to the establishment of a provision for the previously described civil proceedings in the amount of €285 million as of December 31, 2005. This provision has been partially adjusted upon payment of certain settlement amounts and stood at €250 million as of March 31, 2006. After payment of the fine imposed by the E.U. Commission in the rubber chemicals proceeding Bayer still recognized a provision of € 21 million as of that date in respect of the rubber-related E.U. proceedings noted above, although a reliable estimate cannot be made as to the actual amount of any additional fines.

These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established in 2005 for civil proceedings was based on the expected payments under the settlement agreements described above. In the case of proposed settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to “opt out” of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered. We cannot predict the size or impact of the opt-out groups on the settlement agreements.

Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.

The financial risk associated with the proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges will become necessary.

Arbitration proceeding concerning propylene oxide

Bayer and Lyondell Group have asserted claims against each other in a binding arbitration proceeding arising from a joint venture agreement in the manufacture of propylene oxide generally relating to differences in contractual interpretation. On April 6, 2006, the arbitration panel issued a ruling denying Bayer’s claim and affirming Lyondell’s counterclaims. The panel awarded Lyondell approximately US$ 144 million with respect to the period through June 2005. As of March 2006 Bayer had established a provision totaling US$ 184 million to cover the amounts awarded, estimated attorneys’ fees and estimated interest. Bayer will explore all further possibilities for legal recourse in this matter.

Bayer separately has notified Lyondell of its claim in connection with Lyondell’s failure to compensate Bayer for taking certain propylene oxide quantities from Bayer’s share of capacity under the joint venture.

Subsequent Events

Bayer mandatory convertible bond

At the beginning of April we received the proceeds from the issuance of the Bayer mandatory convertible bond with a nominal issue volume of €2.3 billion, including a fully exercised €300 million overallotment option or “greenshoe.” The bond forms part of the previously announced equity increase of up to €4 billion. It is intended to use the proceeds partly to finance the planned acquisition of Schering AG outlined above.

This subordinated bond has a coupon of 6.625 percent, a minimum conversion price of €33.03 and a conversion premium of 17 percent, giving a maximum conversion price of €38.64. The terms include mandatory conversion into new shares to be issued out of the existing conditional capital of Bayer AG upon maturity of the bond in June 2009 at the latest.

Bayer Stock

Following an excellent performance by Bayer shares in 2005 (+50.5 percent), the first two months of 2006 were dominated by profit-taking. From March 2006, investors’ interest focused on the planned acquisition of Schering.

Bayer stock closed at €33.06 on March 31, 2006, down 6.3 percent from the closing price on December 31, 2005. Over the same period the DAX rose 10.4 percent to 5,970.

Bayer Stock Key Data

	1st Quarter	1st Quarter	Full Year
	2005	2006	2005
High for the period (€)	26.82	36.37	35.92
Low for the period (€)	22.11	31.70	22.11
Average daily share turnover on German stock exchanges (million)	5.0	5.6	4.1

	March 31, 2005	March 31, 2006	Dec. 31, 2005	Change March 31, 2006/ Dec. 31, 2005%
Share price (€)	25.47	33.06	35.29	- 6.3
Market capitalization (€ million)	18,602	24,145	25,774	- 6.3
Stockholders’ equity (€ million)	10,538	12,105	11,157	+ 8.5
Number of shares entitled to the dividend (million)	730.34	730.34	730.34	0.0

DAX	4,349	5,970	5,408	+ 10.4

XETRA closing prices; source: Bloomberg

Bayer Group

Consolidated Statements of Income

	1st Quarter	1st Quarter
€ million	2005	2006
Net sales	6,704	7,494
Cost of goods sold	(3,542)	(3,867)
Gross profit	3,162	3,627

Selling expenses	(1,269)	(1,492)
Research and development expenses	(423)	(454)
General administration expenses	(324)	(388)
Other operating income	384	209
Other operating expenses	(526)	(394)
Operating result (EBIT)	1,004	1,108

Equity-method loss	(2)	(8)
Non-operating income	110	361
Non-operating expenses	(239)	(566)
Non-operating result	(131)	(213)

Income before income taxes	873	895

Income taxes	(280)	(298)

Income from continuing operations after taxes	593	597

Income from discontinued operations after taxes	52	—

Income after taxes	645	597
of which attributable to minority interest	(7)	(3)
of which attributable to Bayer AG stockholders (net income)	652	600

Earnings per share (€)
From continuing operations
Basic	0.81	0.82
Diluted	0.81	0.82
From continuing and discontinued operations
Basic	0.89	0.82
Diluted	0.89	0.82

Bayer Group

Consolidated Balance Sheets

€ million	March 31, 2005	March 31, 2006	Dec. 31, 2005
Noncurrent assets
Goodwill and other intangible assets	7,733	7,677	7,688
Property, plant and equipment	7,849	8,168	8,321
Investments in associates	751	778	795
Other financial assets	1,034	1,237	1,429
Other receivables	41	140	199
Deferred taxes	1,558	1,323	1,698
	18,966	19,323	20,130
Current assets
Inventories	5,262	5,589	5,504
Trade accounts receivable	6,046	6,025	5,204
Other financial assets	714	409	214
Other receivables	1,827	1,460	1,421
Claims for tax refunds	859	459	726
Liquid assets
Marketable securities and other instruments	34	137	233
Cash and cash equivalents	1,749	3,026	3,290
	16,491	17,105	16,592
Assets held for sale and discontinued operations	—	—	—
Total current assets	16,491	17,105	16,592
Assets	35,457	36,428	36,722

Equity attributable to Bayer AG stockholders
Capital stock of Bayer AG	1,870	1,870	1,870
Capital reserves of Bayer AG	2,942	2,942	2,942
Other reserves	5,654	7,222	6,265
	10,466	12,034	11,077
Equity attributable to minority interest	72	71	80
Stockholders’ equity	10,538	12,105	11,157

Noncurrent liabilities
Provisions for pensions and other post-employment benefits	6,110	6,284	7,174
Other provisions	1,261	1,805	1,340
Financial liabilities	6,874	7,419	7,185
Miscellaneous liabilities	128	469	516
Deferred taxes	642	322	280
	15,015	16,299	16,495
Current liabilities
Other provisions	3,058	2,868	3,009
Financial liabilities	2,502	1,332	1,767
Trade accounts payable	1,714	1,720	1,974
Tax liabilities	406	317	304
Miscellaneous liabilities	2,224	1,787	2,016
	9,904	8,024	9,070
Liabilities directly related to assets held for sale and discontinued operations	—	—	—
Total current liabilities	9,904	8,024	9,070
Liabilities	24,919	24,323	25,565
Stockholders’ equity and liabilites	35,457	36,428	36,722

Bayer Group

Consolidated Statements of Cash Flows

	1st Quarter	1st Quarter
€ million	2005	2006
Operating result (EBIT)	1,004	1,108
Income taxes	(221)	(234)
Depreciation and amortization	433	444
Change in pension provisions	(117)	(127)
(Gains) losses on retirements of noncurrent assets	2	(1)
Gross cash flow*	1,101	1,190
Decrease (increase) in inventories	(231)	(154)
Decrease (increase) in trade accounts receivable	(936)	(868)
Increase (decrease) in trade accounts payable	(254)	(234)
Changes in other working capital, other non-cash items	94	194
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	(226)	128
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	(32)	—
Net cash flow provided by (used in) operating activities (net cash flow, total)	(258)	128
Cash outflows for additions to property, plant, equipment and intangible assets	(181)	(419)
Cash inflows from sales of property, plant, equipment and other assets	256	20
Cash inflows from sales of investments	1,000	26
Cash outflows for acquisitions less acquired cash	(2,053)	(20)
Interest and dividends received	28	107
Cash inflows from marketable securities	3	94
Net cash provided by (used in) investing activities (total)	(947)	(192)
Capital contributions	0	0
Bayer AG dividend and dividend payments to minority stockholders/reimbursements of advance capital gains tax payments	(33)	165
Issuances of debt	264	269
Retirements of debt	(554)	(393)
Interest paid	(107)	(228)
Net cash provided by (used in) financing activities (total)	(430)	(187)
Change in cash and cash equivalents due to business activities (total)	(1,635)	(251)
Cash and cash equivalents at beginning of period	3,570	3,290
Change in cash and cash equivalents due to changes in scope of consolidation	(196)	(2)
Change in cash and cash equivalents due to exchange rate movements	10	(11)
Cash and cash equivalents at end of period	1,749	3,026
Marketable securities and other instruments	34	137
Liquid assets as per balance sheets	1,783	3,163

* for definition see Bayer Group Key Data on page 2

Bayer Group Consolidated Statements of Recognized Income and Expense

	1st Quarter	1st Quarter
€ million	2005	2006
Changes in fair values of hedging instruments and available-for-sale securities, recognized in stockholders’ equity	25	9
Actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits	—	805
Exchange differences on translation of operations outside the euro zone	442	(144)
Deferred taxes on valuation adjustments, recognized directly in stockholders’ equity	(10)	(315)
Valuation adjustments recognized directly in stockholders’ equity	457	355
Income after taxes	645	597
Total income and expense recognized in the financial statements	1,102	952
of which attributable to minority interest	1	(5)
of which attributable to Bayer AG stockholders	1,101	957

Key Data by Segment

	HealthCare
€ million	Pharmaceuticals		Consumer Care		Diabetes Care, Diagnostics		Animal Health
1st Quarter	2005	2006	2005	2006	2005	2006	2005	2006
Net sales (external)	952	1,148	523	642	461	571	199	220
– Change	- 12.2%	+ 20.6%	+ 60.4%	+ 22.8%	+ 3.8%	+ 23.9%	+ 11.8%	+ 10.6%
– Change in local currencies	- 11.0%	+ 15.2%	+ 61.9%	+ 16.8%	+ 5.8%	+ 17.9%	+ 13.6%	+ 3.5%
Intersegment sales	5	15	6	0	1	1	1	2
Operating result (EBIT)	86	202	11	98	37	59	49	51
Return on sales	9.0%	17.6%	2.1%	15.3%	8.0%	10.3%	24.6%	23.2%
Gross cash flow*	74	162	37	84	56	71	35	39
Net cash flow*	(92)	(11)	92	19	60	63	7	36
Depreciation and amortization	41	39	32	31	40	43	6	6

Key Data by Region

					Asia/		Latin America/
€ million	Europe		North America		Pacific		Africa/Middle East
1st Quarter	2005	2006	2005	2006	2005	2006	2005	2006
Net sales (external) – by market	3,109	3,308	1,783	2,179	1,038	1,130	774	877
– Change	+ 23.5%	+ 6.4%	+ 4.5%	+ 22.2%	+ 16.4%	+ 8.9%	+ 14.3%	+ 13.3%
– Change in local currencies	+ 23.2%	+ 6.2%	+ 8.3%	+ 11.2%	+ 18.8%	+ 3.9%	+ 15.2%	+ 1.8%
Net sales (external) – by point of origin	3,323	3,540	1,800	2,204	994	1,080	587	670
– Change	+ 21.6%	+ 6.5%	+ 6.0%	+ 22.4%	+ 19.0%	+ 8.7%	+ 11.4%	+ 14.1%
– Change in local currencies	+ 21.3%	+ 6.4%	+ 9.9%	+ 11.3%	+ 21.7%	+ 3.4%	+ 12.3%	– 0.4%
Interregional sales	1,081	1,168	469	586	54	66	38	43
Operating result (EBIT)	551	694	272	287	141	125	78	45
Return on sales	16,6%	19,6%	15,1%	13,0%	14,2%	11,6%	13,3%	6,7%
Gross cash flow*	650	735	265	307	139	133	62	40

* for definition see Bayer Group Key Data on page 2

	CropScience				MaterialScience
			Environmental								Continuing
€ million	Crop Protection		Science/BioScience		Materials		Systems		Reconciliation		Operations
1st Quarter	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
Net sales (external)	1,417	1,413	327	358	923	1,035	1,621	1,776	281	331	6,704	7,494
– Change	+ 0.1%	- 0.3%	+ 3.5%	+ 9.5%	+ 31.9%	+ 12.1%	+ 37.7%	+ 9.6%			+ 15.7%	+ 11.8%
– Change in local currencies	+ 0.2%	- 5.8%	4.3%	+ 3.4%	+ 34.6%	+ 7.6%	+ 39.8%	+ 4.8%			+ 17.1%	+ 6.7%
Intersegment sales	13	18	5	2	3	6	37	39	(71)	(83)
Operating result (EBIT)	322	285	92	123	159	160	247	179	1	(49)	1,004	1,108
Return on sales	22.7%	20.2%	28.1%	34.4%	17.2%	15.5%	15.2%	10.1%			15.0%	14.8%
Gross cash flow*	307	285	80	102	143	163	218	191	151	93	1,101	1,190
Net cash flow*	(323)	(289)	(56)	(61)	64	61	(64)	238	86	72	(226)	128
Depreciation and amortization	121	121	22	22	53	56	74	78	44	48	433	444

			Continuing
€ million	Reconciliation		Operations
1st Quarter	2005	2006	2005	2006
Net sales (external) – by market			6,704	7,494
– Change			+ 15.7%	+ 11.8%
– Change in local currencies			+ 17.1%	+ 6.7%
Net sales (external) – by point of origin			6,704	7,494
– Change			+ 15.7%	+ 11.8%
– Change in local currencies			+ 17.1%	+ 6.7%
Interregional sales	(1,642)	(1,863)
Operating result (EBIT)	(38)	(43)	1,004	1,108
Return on sales			15,0%	14,8%
Gross cash flow*	(15)	(25)	1,101	1,190

Notes to the Interim Report as of March 31, 2006

Accounting policies

Like the financial statements for 2005, the unaudited, consolidated financial statements as of March 31, 2006 have been prepared according to the rules issued by the IASB, London. Reference should be made as appropriate to the notes to the 2005 statements. IAS 34 (Interim Financial Reporting) has been applied in addition.

Scope of consolidation

As of March 31, 2006, the Bayer Group comprised 278 fully or proportionately consolidated companies, compared with 283 companies as of December 31, 2005.

Discontinued operations

On January 28, 2005, the spin-off of Lanxess from Bayer AG was entered in the commercial register and thus took legal effect. Further, the u.s. plasma business of the Biological Products Division of Bayer HealthCare was divested in March 2005. Both of these businesses are reported for 2005 as discontinued operations. This information, which is provided from the standpoint of the Bayer Group, is to be regarded as part of the reporting for the entire Group by analogy with our segment reporting and is not intended to portray either the discontinued operations or the remaining business of Bayer as separate entities. The presentation thus follows the principles set out in IFRS 5 for reporting discontinued operations.

Segment reporting

Effective January 1, 2006 the Pharmaceuticals, Biological Products segment was renamed the Pharmaceuticals segment. The business activities of the former Biological Products Division were integrated into the Pharmaceuticals Division.

Leverkusen, April 24, 2006

Bayer Aktiengesellschaft

The Board of Management

Discontinued Operations

€ million	Lanxess		Plasma		Total Discontinued Operations
1st Quarter	2005**	2006	2005	2006	2005	2006
Net sales (external)	503	0	120	0	623	0
Operating result (EBIT)	62	0	22	0	84	0
Income after taxes	38	0	14	0	52	0
Gross cash flow*	51	0	(2)	0	49	0
Net cash flow*	(80)	0	48	0	(32)	0
Net investing cash flow	(19)	0	226	0	207	0
Net financing cash flow	99	0	(274)	0	(175)	0

*	for definition see Bayer Group Key Data on page 2
**	figures for January only

“By acquiring Schering we plan to join the ranks of the world’s biggest producers of specialty pharmaceuticals.”

Management Board Chairman Werner Wenning’s address to the Annual Stockholders’ Meeting of Bayer AG on April 28, 2006 in Cologne focused on the planned acquisition of Schering AG and Bayer’s dynamic start to 2006. The complete text of his speech appears on the following pages.

Valued stockholders, ladies and gentlemen, friends of Bayer,

On behalf of my colleagues on the Board of Management, I too would like to welcome you to our Annual Stockholders’ Meeting at the new location here in Cologne.

I am pleased to have further good news to report to you this morning.

•        First: from the operational point of view, 2005 was one of the most successful years in Bayer’s history.

•        Second: we have made tremendous progress strategically as well, and the Schering acquisition would enable us to join the ranks of the world’s biggest producers of specialty pharmaceuticals.

•        And third: the success we enjoyed in 2005 is continuing unabated in 2006.

In light of that, I would like to begin by addressing a special word of thanks to our employees. We have accomplished a lot in recent months. But we could not have done so without the outstanding support and the dedication shown by the 93,000 employees in our subgroups, service companies and the Corporate Center.

It is they who research, develop, manufacture and market our products around the world. And therefore it is they who make Bayer’s success possible. My fellow Board members and I are very grateful and proud to be working with such a terrific team.

Let me start by commenting on our operating performance in 2005. In doing this I will be a little briefer than usual, as I’m sure that you, like everyone else, are especially interested in our current takeover offer for Schering. So that is what I would like to focus on today.

We achieved a considerable improvement in all our key data in 2005, including sales, earnings and cash flow performance. Sales rose by 18 percent, ebit before special items by 56 percent, net cash flow by 57 percent and net income by 133 percent. 2005 was thus an extremely successful year for Bayer.

This underscores the fact that our strategic realignment toward innovation and growth has brought a sustained improvement in the Bayer Group’s earning power.

Of particular importance to me is the fact that the return on capital was at a record level, with a cash flow return on investment of 12.4 percent.

This means that we created considerable value for Bayer, and of course for you, our stockholders.

What were the main reasons for this gratifying performance?

Our Group sales figure of €27.4 billion was 18 percent above the previous year. This significant growth came primarily from the HealthCare and MaterialScience subgroups.

We posted double-digit growth in all regions. More than half of the increase in business was achieved in our biggest sales region, Europe, where sales were up by 22 percent. Sales in Germany grew even more strongly, advancing by 37 percent to €4.2 billion.

Adjusted for the effects of portfolio changes, the increase in Germany was approximately 10 percent, compared to about 6 percent for Europe as a whole.

Sales in the North America region advanced by 13 percent to €7.3 billion. Sales in the Asia/Pacific region moved ahead by 16 percent to €4.6 billion, driven by our strong industrial business and the newly acquired Consumer Care products. The largest increase was in China, where sales rose by 39 percent.

Sales in the Latin America/Africa/Middle East region also moved significantly higher, advancing by 17 percent to €3.5 billion. This increase was mainly due to above-average growth in HealthCare and MaterialScience.

The expansion in business also led to a considerable improvement in our operating result. ebit before special items rose by 56 percent to €3.3 billion, with all three subgroups contributing to this growth.

Group ebitda before special items also increased considerably, climbing by 25 percent to €5.1 billion. This corresponds to a margin of 18.6 percent.

There were, however, a number of special items that diminished ebit by €488 million on aggregate in 2005.

Portfolio effects mainly comprised expenses totaling €178 million for integrating the acquired consumer health business and ending the co-promotion agreement for Levitra® outside the United States.

In addition, we took total litigation-related charges of €441 million relating to Lipobay/Baycol and ppa and to antitrust proceedings in the polymers field.

Various restructuring activities led on aggregate to one-time income of €131 million, which mainly resulted from changes in our pension plans in the United States and Germany.

After these special items, we improved ebit by 50 percent to €2.8 billion.

So how well did our individual businesses perform last year?

Sales of the Bayer HealthCare subgroup rose by 17.0 percent compared to the previous year, to €9.4 billion, of which the consumer health business acquired from Roche accounted for a substantial €1.1 billion.

The trend in our Pharmaceuticals, Biological Products segment was particularly pleasing. The biggest gain was registered by our Consumer Care Division. Here, sales moved ahead by 76 percent to €2.4 billion, with the integration of the Roche otc acquisition progressing faster than we originally expected.

We also registered considerable sales increases in the Diabetes Care and Diagnostics segment and in Animal Health. Both of these HealthCare segments improved by 9 percent.

We are pleased that we grew faster than the market in all of the HealthCare divisions except for Pharmaceuticals, where we still had the Cipro effect to contend with. The growth in sales also had a tangible effect on earnings. Underlying ebit in HealthCare increased by 27 percent to €1.3 billion.

The main reason for the rise in earnings, apart from higher product sales, was further efficiency improvements in the Pharmaceuticals Division.

The underlying ebitda margin rose to 18.9 percent as a result, which means we exceeded our 2006 target margin of more than 17 percent a year earlier than planned.

In a difficult market environment, sales of Bayer CropScience held more or less steady compared with the previous year, at €5.9 billion. Sales of the Crop Protection segment dipped by 1.7 percent year on year to €4.9 billion. This was due in particular to lower sales of our insecticides and fungicides, which were held back by the unusually long droughts in Brazil and southern Europe.

In all three Crop Protection business units, however, our new products performed very well. Our other CropScience units all showed gratifying year-on-year improvements.

EBIT of Bayer CropScience before special items rose by 31 percent to €685 million. The underlying ebitda margin rose to 21.6 percent.

That brings me to our Bayer MaterialScience subgroup, where our polymers business had a record-breaking year. Here sales climbed by 24.4 percent to €10.7 billion.

This growth resulted mainly from selling price increases that had become necessary due to the sharp rise in raw material costs.

Particularly pleasing was the strong growth in the two largest business units, Polyurethanes and Polycarbonates, where sales rose by 24 and 30 percent, respectively.

Thanks to this substantial growth in business, we considerably improved underlying ebit at Bayer MaterialScience to €1.4 billion. As a result, the underlying ebitda margin rose to 18.2 percent. This means that here, too, we achieved our 2006 target margin – which for MaterialScience was 18 percent – a year earlier than planned.

Following this report on our operating performance, let’s now take a brief look at the financial data. Taking into account a non-operating result of minus €613 million, pre-tax income climbed by 80 percent to €2.2 billion.

After tax expense of €641 million and minority stockholders’ interest, net income of the Bayer Group grew by €0.9 billion to €1.6 billion. Earnings per share thus improved from €0.94 to €2.19.

We were also very satisfied with our cash flow performance in 2005. The gross cash flow benefited from the growth in earnings, and advanced by 21 percent to €3.5 billion.

Net cash flow rose even more substantially, gaining 57 percent to €3.5 billion. This was due mainly to the decline in working capital. This is particularly encouraging in view of the considerable expansion in business.

This performance enabled us to largely offset within the same year the increase in net debt resulting from the Roche consumer health acquisition at the beginning of 2005.

Our results for 2005 were well above expectations. At the beginning of the year we had forecast a 20 percent rise in earnings for 2005, but we actually achieved a year-on-year improvement of 56 percent.

What is particularly important to me is that our underlying ebitda margin of 18.6 percent already put us very close to our 2006 target of 19 percent, a year ahead of schedule.

Of course we also want you, our stockholders, to benefit from our gratifying business performance.

We and the Supervisory Board are therefore proposing a dividend increase of 73 percent to €0.95 for 2005. Pending your approval today, therefore, we will pay out about 43 percent of the Bayer Group’s net income for 2005.

As pleased as we are about our operational success, we made considerable strategic progress as well.

2005 marked the completion of the most extensive restructuring process in Bayer’s history within an extremely short time. The final step in that process was the successful listing of lanxess on the stock market. The strong uptrend in the price of both companies’ shares last year shows how right this decision was.

Our new strategy has also put the enterprise on track for the future.

We now occupy leading positions in all areas. Let me start with Bayer HealthCare.

As you know, we have identified especially good growth opportunities for HealthCare, and our aim is to continue matching or outpacing market growth in all divisions.

We are focusing particularly on expanding our Consumer Care portfolio and our specialty pharmaceuticals business.

With the acquisition of the Roche otc activities, we have taken an important step to improve the strategic position of our Consumer Care business.

The acquisition of Schering would be a veritable milestone in the expansion of our specialty pharmaceuticals business. That is why, as you know, we have made a public takeover offer to the stockholders of Schering AG that runs until May 31. We are offering €86 in cash per Schering share. The transaction thus has a total value of around €16.5 billion.

We are pleased that the management and supervisory boards of Schering AG support our proposal and have also recommended to their stockholders’ meeting that the offer be accepted.

This merger also creates value for you as Bayer stockholders and is therefore the right thing to do.

•                  First, it enables us to achieve our stated aim of substantially strengthening our health care business to make it Bayer’s primary growth engine.

•                  Second, it creates a leader in the area of specialty pharmaceutical products.

•                  And third, it sustainably improves Bayer’s earning power.

Both companies are convinced that this merger is an excellent way to create an international health care heavyweight. It is our intention to gain a leading position in the highly profitable pharmaceutical specialty products business. And this transaction enables us to achieve this.

The specialty products’ share of total pharmaceutical sales increases from the current level of 25 percent to around 70 percent. Or to put it another way, these sales increase to more than €6 billion, putting us among the world’s top ten suppliers. And we aim to continue strengthening our market position on the basis of our innovative product portfolio and a well-stocked pipeline.

We see oncology, cardiology/hematology and gynecology as our future core indications.

Oncology in particular is expected to become a major growth driver of the pharmaceuticals portfolio. The merger would unite two oncology businesses that complement each other very well.

We aim to benefit from the greatly enlarged research base and from the expanded sales and marketing platform in launching new products from our strong oncology pipeline.

That applies particularly to our cancer drug Nexavar®, which was launched at the end of 2005 in the United States to treat kidney cancer. The product has also been approved in Switzerland and just yesterday in Mexico, and has shown very good results in therapy.

In addition, the Committee for Medicinal Products for Human Use of the European Medicines Agency recommended only today that Nexavar® be approved in the European Union too. We therefore anticipate approval in Europe in the second half of this year.

Numerous additional studies with Nexavar® are ongoing for other indications. In February, for example, we began a phase III trial in lung cancer, in addition to the ongoing phase III studies in skin and liver cancer.

What is more, the product has been granted Orphan Drug Status for liver cancer by both the European and the U.S. regulatory authorities. This status confers exclusive marketing rights. We expect Nexavar® alone to have a sales potential of more than €1 billion.

We also see cardiovascular risk management as a growth driver for the future. Alongside both companies’ established products, we have great expectations of our pipeline. This applies particularly to our oral Factor Xa inhibitor for the treatment of thrombosis, which we also believe to have blockbuster potential.

Early this year we inlicensed the novel blood clot dissolver alfimeprase, which is currently in phase III testing. In addition, we began a second phase III study two weeks ago for the treatment of acute peripheral arterial occlusion. Alfimeprase is a valuable addition to our hematology and cardiovascular portfolio.

Another pillar of the combined business is gynecology, which includes Yasmin®, the world’s leading oral contraceptive. At the beginning of this year, Schering received approval in the United States for YAZ®, an important addition to the world’s most innovative contraceptive portfolio that will greatly boost the blockbuster potential of the Yasmin® product family.

We also see a further platform for growth in the biological products of both companies. These include not just the top-selling Schering drug Betaferon® for multiple sclerosis, but also two other growth drivers: Schering’s Leukine® for the treatment of Crohn’s disease and Bayer’s top product Kogenate®, which also has blockbuster potential. The two companies taken together already generate sales of some US$ 2 billion with biotech products.

The combined business would thus hold leadership positions in many areas, including gynecology, multiple sclerosis, hematology and contrast agents.

The research platform created by combining the R&D activities of the two companies also has a key role to play. Individually, Bayer and Schering have both already demonstrated their research expertise and developed outstanding products.

Together we would be even stronger. The new enterprise would have four projects in registration, 19 in phase III clinical testing, 14 in phase II trials and 17 in phase I development.

We are firmly convinced that the combined pipeline of the two companies holds sufficient potential to ensure a sustained boost to innovation over the medium to long term.

As I said at the beginning, we have considerably strengthened the earning power of our Bayer HealthCare subgroup in recent months. This was partly due to the strong performance of our specialty products. We aim to build on this solid foundation, and the acquisition of Schering is an outstanding opportunity.

It cannot be denied that in terms of its importance as a pharmaceutical industry base, the standing of Germany – once famed as the “pharmacy of the world” – has declined over the past 20 years. I am convinced that merging Bayer and Schering is the best way to reassert Germany’s role as a location for the pharmaceutical industry.

The Bayer and Schering brands stand for a high level of acceptance and innovative capability in the health care industry. We intend to continue benefiting from both names in the future.

It is therefore planned to combine Schering with Bayer’s existing Pharmaceuticals Division to form a separate division of the Bayer HealthCare subgroup to be known as “Bayer-Schering Pharmaceuticals”. The headquarters of the new Pharmaceuticals Division, with sales of more than €9 billion, would be in Berlin.

We have proven several times in the past that we are capable of integrating businesses smoothly and rapidly. It goes without saying that, in acquiring Schering, we would focus on combining the strengths and best features of both companies – from the employees through the organization to the infrastructure.

So far the negotiations with Schering’s management board have been marked by a spirit of cooperation and mutual trust. I am quite confident that the excellent cooperation between Schering and Bayer would continue on all levels during the integration phase.

In this connection, we will place great importance on fairness in the integration process, in keeping with our company’s style and tradition. This process will not result in winners on one side and losers on the other. On the contrary, in the future the most able people will be doing the job, irrespective of which company they come from.

We must, of course, remember that the success of the merger is crucially dependent on realizing the available synergies. We owe this to you, our stockholders, in particular.

After all, creating competitive cost structures is essential to achieving sustained growth. In addition to the improved market position, we see a range of potential here, especially in light of the current duplication of infrastructure.

We expect the merger of our activities to generate synergies of €700 million by the third year after completion of the acquisition.

To finance the transaction, we have liquidity of about €3 billion at our disposal. In addition, we have arranged bridge nancing and a syndicated loan of €7 billion each with Credit Suisse and Citigroup.

We intend to replace the bridge financing and reduce the amount of the syndicated loan through various equity and debt capital instruments and through divestitures. We plan to raise equity capital of up to €4 billion.

About €2.3 billion of this amount has already been raised through the successful placement of a mandatory convertible bond. We plan to finance the remaining amount through a capital increase from authorized capital.

We will not be able to decide on details as to the type and extent of the capital increase from authorized capital until the takeover offer has been successful and we know how much nancing will be needed, depending on the acceptance rate.

Irrespective of the Schering acquisition, we are asking today’s meeting to approve the restructuring of the existing authorized capital.

Finally, we plan to sell our subsidiaries H.C. Starck and Wolff Walsrode, which are currently assigned to the Bayer MaterialScience subgroup.

As far as the financing is concerned, I would like to make one thing very clear. Our refinancing plan comprises a balanced mix of equity and debt capital and divestments in order to maintain a healthy balance sheet.

Assuming completion of the transaction, we anticipate retaining a good investment-grade rating and continue to adhere to the goal of an A rating.

On account of Schering’s high earning power, we anticipate an increase in earnings per share before transaction amortization by 2008, despite one-time restructuring charges of probably about €1 billion.

After realizing available synergies, we aim in 2009 to generate cash ow from the acquisition that exceeds our capital costs, thus creating considerable value for you, our shareholders.

As you can see, the acquisition of Schering is economically attractive and consistent with our strategic objectives.

With a share of almost 50 percent of our total portfolio, the health care business would be by far the largest Bayer subgroup.

In this way we plan to expand the contribution of our life sciences business to Bayer Group sales from 60 percent at present to around 70 percent, thus significantly reducing our dependence on economic cycles.

Ladies and gentlemen, we are therefore convinced that the acquisition of Schering is a very important step toward a successful future, benefiting both companies, their employees and especially you, our stockholders.

Following this look at the future strategic development of Bayer HealthCare, let us take a look at our other subgroups. We continue to see considerable potential at Bayer CropScience as well. Our company is the world market leader in conventional crop protection, and also in the environmental science and seed treatment businesses. While it is on the right track in terms of performance, we have not yet reached our goal. In a market characterized by only moderate expansion, we believe the main success factor is organic growth based on our own innovative capability.

The years since 2000 have seen the launch of 16 new active ingredients. Including these and another ten active ingredients that we plan to introduce between now and 2011, we anticipate total sales potential of up to €2 billion from our CropScience pipeline.

We also see opportunities for above-average growth in our seed treatment activities and our Environmental Science and BioScience units.

Regarding MaterialScience, we remain in confident mood following a record-breaking year in which we achieved dynamic sales growth and an outstanding performance. This subgroup is a global leader in terms of market positions and technologies, occupying first place in both polyurethanes and coating raw materials, and the number two slot in polycarbonates.

We see a major opportunity in the development of the Asian markets, and therefore plan to invest about US$ 1.8 billion in world-scale polymer facilities in China alone through 2009. And at MaterialScience, too, major opportunities lie in innovation. Some 20 percent of this subgroup’s total revenues already come from new products and applications brought onto the market within the past five years.

As innovation is often driven by the market, we are concentrating here on joint projects with customers and stepping up our commitment to system houses for polyurethanes. We are also focusing more closely on innovative businesses. For example, just a few days ago we established a start-up company to manufacture innovative electroluminescent films. In the medium term, this company is expected to employ about 150 people.

Bayer is on the road to success - both operationally and strategically. We are counting above all on the innovative potential of our company.

Last year alone, we invested €1.9 billion in research and development. By way of comparison, the entire chemicals and pharmaceuticals industry in Germany invested about €8 billion in R&D in the same period. With a share of more than 25 percent of these expenditures, Bayer thus invested more than any other German company in the industry’s future. And 60 percent of this spending took place in Germany.

This year, we again intend to make our mark in research-intensive fields, and therefore plan to invest some €1.9 billion in research and development – not including Schering.

Together with the roughly €1.7 billion in capital expenditures, this represents an investment of about €3.6 billion in our future.

I firmly believe that innovation and growth are the key to success in the globalized business arena. Bayer has made tremendous progress in this respect in recent months, and we are pleased that the capital market is rewarding this success.

While the DAX and the EURO STOXX 50 gained 27 and 24 percent, respectively, in 2005, the price of Bayer stock rose by 51 percent.

Our share price has in fact risen by 79 percent since we announced our corporate realignment in November 2003. This corresponds to €11.4 billion in additional market capitalization. We aim to do everything possible to continue this successful performance in the future.

So what do we have planned for the current year?

Despite continuing high raw material and energy prices, we expect the business environment to remain favorable. In Europe, we even anticipate somewhat higher growth than in 2005, buoyed above all by the positive trend in Germany.

Our goals are to grow at least with the market in all of our businesses and to further improve our operating performance. We are aiming for a slight further improvement in underlying ebit and an underlying ebitda margin of about 19 percent. We are thus aiming to achieve the highest earnings in our company’s history. Of course, this forecast does not yet take the effects of the Schering acquisition into account.

How has business been going so far this year?

Here too, I have encouraging news for you, as we had a record-breaking first quarter.
We got off to a dynamic start in 2006, continuing the previous year’s positive trend in terms of both sales and earnings.

The economy remains strong, driven primarily by the United States and Asia. Against this back-ground, the Bayer Group achieved sales of €7.5 billion, a year-on-year improvement of 11.8 percent.

This increase was attributable largely to the HealthCare and MaterialScience subgroups, sales of which rose by 20.9 and 10.5 percent, respectively. Sales of CropScience advanced by 1.5 percent. Adjusted for currency translation and portfolio effects, Group sales climbed by 5.8 percent.

This gratifying expansion of business also led to a further improvement in the operating result. ebitda before special items rose by 7 percent to €1.68 billion. Underlying ebit improved by 8 percent to €1.24 billion. Both of these figures represent record quarterly earnings levels. All subgroups made material contributions to this strong performance.

The biggest increase in underlying ebit was achieved at Bayer HealthCare, where earnings rose by 38 percent to 416 million, due mainly to the significant growth in business.

All our HealthCare divisions achieved double-digit sales growth, with the specialty pharmaceuticals business expanding by 54 percent.

Earnings of Bayer MaterialScience also improved by 11 percent to €451 million. This significant improvement on the prior year’s already high level resulted primarily from selling price increases.

Bayer CropScience nearly compensated for the difficult situation in Brazil, recording very strong earnings of €408 million.

First-quarter earnings were impacted by special charges totaling €128 million. These included an amount of €110 million arising from a finding against Bayer in an arbitration proceeding in the United States relating to MaterialScience.

Bayer will explore all possibilities for legal recourse in this matter and has also asserted a claim to payment in a separate arbitration proceeding.

After special items we improved ebit by 10 percent in the first quarter of 2006, to €1.11 billion. ebitda rose by 8 percent in the same period, to €1.55 billion.

Taking into account a non-operating loss of €213 million, pre-tax income improved to €895 million. After tax expense of €298 million and minority stockholders’ interest, Group net income amounted to €600 million.

The gross cash flow also benefited from the first-quarter growth in earnings, rising by 8 percent to €1.19 billion. Net cash flow improved considerably, advancing by €354 million to €128 million. Net debt from continuing operations amounted to €5.7 billion on March 31, 2006, which was €1.4 billion less than on the same date in 2005.

So we have gotten off to a very good start in 2006 and can confirm our forecast for the full year.

Since the beginning of 2003, we have steadily improved year-on-year earnings before special items – our actual operating performance – in 12 consecutive quarters. We succeeded in increasing underlying ebit four-fold within three years.

And in the first quarter of 2006, we posted yet another earnings increase – the 13th in a row – to an all-time high.

Proud though we are of our achievements, we are naturally striving for further improvement.

I believe that fiscal 2005 and the results for the first quarter of 2006 show the realignment of the Bayer Group has put us on a successful course.

Following years of restructuring and portfolio optimization, the acquisition of Schering would be another important step in the continuing development of our enterprise.

The performance of both companies’ pharmaceutical activities in the first quarter demonstrates the great future potential of Bayer-Schering Pharmaceuticals.

This transaction would give the Bayer Group total sales of more than €31 billion based on 2005 figures, with 70 percent of this in the life sciences.

In this way we are underscoring our commitment to the innovation and growth strategy we have embarked on, and setting another milestone in keeping with the slogan “Bayer: Science For A Better Life.”

Thank you for your trust in our company.

Report on the Annual Stockholders’ Meeting 2006

Some 6,200 stock-holders came to the Annual Stockholders’ Meeting at the new Cologne Exhibition Hall to hear about current developments at Bayer.

Stockholders welcome acquisition plans: “Entering a new dimension with Schering”

“2005 was an extremely successful year for Bayer. The measures implemented by the Board of Management took hold. And Bayer reached new highs in terms of market capitalization. You can be proud of what you’ve achieved. And the first quarter has shown you’re continuing on a successful course,” said a representative of the German private investors’ association DSW. The approximately 6,200 attendees at the 54th Annual Stockholders’ Meeting of Bayer AG at the Cologne Exhibition Center responded with loud applause to this positive verdict on the company’s economic performance.

Following words of welcome from Supervisory Board Chairman Dr. Manfred Schneider and the report from Management Board Chairman Werner Wenning, the Board of Management and Supervisory Board fielded questions from the participants. One topic featured very prominently in the discussion: the planned acquisition of Schering AG. “I fully agree with you: under these circumstances you simply had to take action. It’s probably the last opportunity there will be for many a year to acquire a leading player in the pharmaceutical industry – and one that fits well with Bayer in many respects,” said one stockholder. He added that one could of course philosophize about whether Bayer could have acted earlier, when the acquisition would have been much cheaper. “But I think that in your role as the white knight, you will be able to integrate Schering more smoothly, and ultimately at lower cost, than in the case of a hostile takeover.”

In response to criticism that the acquisition price for Schering is too high, Wenning said Bayer would be paying “a very fair price.” He explained that it has always been Bayer’s aim to occupy a leading position in the highly profitable specialty pharmaceuticals business. “And this transaction would enable us to achieve that goal.” In this connection, the Management Board Chairman pointed

An exhibition in the lobby of the exhibition hall centered on corporate social responsibility at Bayer. Visitors could view the winning entries in a painting competition organized by Bayer and the United Nations Environment Programme (left) and get detailed information on the partners’ joint activities (below).

Reinhild Keitel from the stockholder protection association SDK praised Bayer for transparency of presentation in the 2005 Annual Report.

to the synergy potential, which he said would amount to roughly € 700 million by the third year after the takeover is completed.

Another topic of discussion was how the acquisition is to be financed. “Our refinancing plan comprises a balanced mix of equity and debt capital and divestments to ensure we maintain a healthy balance sheet,” said Wenning, adding that he expects Bayer to maintain a stable investment-grade credit rating even after completion of the transaction. “Our medium- to long-term goal remains a stable ‘A’ rating.”

Several stockholders praised the Management Board’s resolute action. “By acquiring Schering you are opening up a new dimension for Bayer. I hope for all our sakes that this acquisition will be successful and create additional value,” declared a representative of the stockholder protection association SDK, who also described the 2005 Annual Report as particularly well produced and praised Bayer’s “exemplary transparency.”

The stockholders were also interested to hear about planned efficiency-enhancement measures at Bayer CropScience. Wenning explained that this subgroup initiated a cost-containment program at the end of 2004, designed to achieve yearly savings of approximately € 200 million by 2007. He said this program supplements cost structure projects launched in 2002 as part of the integration of Aventis CropScience.

One stockholder enquired about the future of Bayer MaterialScience in light of the expansion of life-science activities in the Bayer Group. Wenning emphasized that the strategic alignment toward innovation and growth at Bayer HealthCare, Bayer CropScience and Bayer MaterialScience would not change. Declared the Bayer Chairman: “All three subgroups are core businesses.” He said the planned divestitures of H.C. Starck and Wolff Walsrode do not change that in any way.

A stockholders’ representative addressed the delisting of Bayer stock in certain markets. Wenning explained the circumstances surrounding this decision. Last year the company already began delisting its shares on stock exchanges such as the Euronext markets in Paris, Brussels and Amsterdam, along with the Luxembourg and Milan stock exchanges, because the trading volume in these markets was less than 0.4 percent of Xetra

The Bayer Cross and the company colors featured prominently in the light and transparent ambience of the Cologne Exhibition Center’s entrance hall.

sales. “Naturally we will continue to review the usefulness of our listings on the other European stock exchanges. But at the moment we have no specific plans in this connection.” Wenning added that a delisting on Wall Street also was not on the agenda at present.

When asked about Bayer AG’s research spending, Wenning replied: “In order to support the growth of our enterprise in the future and ensure a high level of innovation, we plan to spend about €1.9 billion on research and development in 2006, as in the previous year. This is by far the highest research budget of any chemical and pharmaceutical company in Germany.” According to Wenning, 60 percent of this amount R&D budget would be spent at Bayer’s German research centers. “This is a clear vote of confidence in Germany as a research base.”

A further topic of discussion was the ongoing antitrust proceedings. Wenning was again very clear on this point: “Legal compliance throughout the world is an integral part of our corporate policy and is consistently implemented. Our global compliance program, which has been in force since 1999, doesn’t leave the slightest doubt about this. Any employee who fails to abide by these perfectly clear rules can expect to face consequences under labor law, including possible termination without notice.”

One attendee wanted to know how the workforce shares in Bayer’s commercial success. Wenning explained that since 1953, the company has offered its employees the opportunity to purchase Bayer stock. “In this way we aim to help people save for the future and enhance their financial independence.” As of December 31, 2005, some 14 million Bayer shares – 1.9 percent of the capital stock – were held by a total of 50,190 employees.

Great interest was also shown in the company’s publications.

Pleased with the overwhelming approval of the stockholders: Dr. Manfred Schneider (left) and Werner Wenning.

Another topic raised at the meeting was the current discussion surrounding Bayer 04 Fußball GmbH, the company managing the Bayer Leverkusen soccer team. Responding to one attendee’s call for Bayer to divest its soccer activities, Wenning said: “Bayer 04 Leverkusen is a precious advertising asset for Bayer AG. It has an image value of between € 80 million and € 100 million in an average season with national and international games, depending on the team’s success on the pitch.” In Bayer 04’s best season, 2001/2002, when the club qualified for the final of the Champions’ League, this value climbed to € 250 million, according to the uefa marketing agency, because the game was televised throughout the world. The advertising value of this sports sponsoring is regularly reviewed by recognized methods.

The “critical” stockholders leveled many of the same accusations against Bayer as in previous years, including some concerning child labor, product safety and animal experiments. The Management Board Chairman dismissed all the allegations as being without foundation. In the voting that followed, the stockholders approved the proposals of the Supervisory Board and the Board of Management by large majorities (see inset at right).

Resolutions of the Annual Stockholders’ Meeting

Of the €1.87 billion capital stock, 42.03 percent was represented at the Meeting. All the resolutions proposed by the Board of Management and the Supervisory Board were passed by overwhelming majorities.

The decisions taken were as follows:

•                  The balance sheet profit of €694 million will be used to pay a dividend of €0.95 per share.

•                  The actions of the members of the Supervisory Board and Board of Management are ratified.

•                  The existing Authorized Capital is revoked and new Authorized Capital created, and the Articles of Incorporation are amended accordingly.

•                  The Articles of Incorporation are amended in accordance with the proposal regarding the rights of the chairman of the Annual Stockholders’ Meeting.

•                  The Board of Management is authorized to purchase and sell company shares.

•                  The Control and Profit Transfer Agreement between the company and Bayfin GmbH is approved.

•                  PricewaterhouseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, is appointed as auditor for the 2006 fiscal year.

Prof. U. Oels Dr. W. Plischke S. Wendlandt P. Hausmann E. Gipperich T. de Win G. Jüsten

Changes on the Board of Management and Supervisory Board

At the beginning of the Annual Stockholders’ Meeting, Supervisory Board Chairman Dr. Manfred Schneider spoke about the personnel changes on the Board of Management and the Supervisory Board. A transcript of his address is printed below.

Ladies and gentlemen,

I would now like to take a few minutes to talk about some personnel changes.

Following today’s Annual Stockholders’ Meeting, Prof. Oels will retire from the Board of Management, of which he has been a member since February 1996. After studying chemistry at Hannover Technical University, Prof. Oels joined Bayer AG in 1976 as a research chemist. In the years that followed, he completed several assignments in Germany and the United States before being appointed General Manager of the former Organic Chemicals Business Group in 1990. As a member of the Board of Management of Bayer AG, he was responsible for Innovation, Technology and Environment and represented the Asia/Pacific region. Prof. Oels, thank you for your dedicated and successful service to our company. I wish you all the best for the future.

Prof. Oels’ successor is Dr. Wolfgang Plischke, who was appointed to the Board of Management with effect from March 1 of this year. After studying biology at Hohenheim University, Dr. Plischke started his career in 1980 at Bayer subsidiary Miles Diagnostics. In 1988 he was placed in charge of marketing for the Pharmaceuticals Business Group in Germany and in 1991 he was appointed head of International Strategic Marketing. In 1995 he became President of Bayer’s Japanese subsidiary with responsibility for Pharmaceuticals and Consumer Care. Between 2000 and 2002, Dr. Plischke served as head of the Pharmaceuticals Business Group in North America. He was then appointed head of Bayer’s Pharmaceuticals Division, with global responsibility for the prescription drugs business. We would like to wish Dr. Plischke much success and the best of luck in his work on the Board of Management.

At the end of today’s Annual Stockholders’ Meeting, Siegfried Wendlandt will retire from the Supervisory Board. Until recently, Mr. Wendlandt served as North Rhine District Secretary of the German Mine, Chemical and Power Workers’ Union. He has been a member of the Supervisory Board since May 2001 and a member of its Audit Committee. Mr. Wendlandt, we would like to thank you, too, for your service on the Supervisory Board and wish you all the best for the future.

Peter Hausmann has already been appointed as successor to Mr. Wendlandt. Mr. Hausmann is the current North Rhine District Secretary of the German Mine, Chemical and Power Workers’ Union. I would like to welcome Mr. Hausmann to the Supervisory Board of our company.

At the end of January this year, Erhard Gipperich retired from the Supervisory Board, whose Vice Chairman he had been since 1998. Mr. Gipperich also served as Chairman of the Bayer Central and Group Works Councils. We would like to thank Mr. Gipperich for his many years of service and extend to him our best wishes for the future.

Mr. Gipperich’s place on the Supervisory Board has been taken by Gregor Jüsten.

Thomas de Win was voted to succeed Mr. Gipperich as Vice Chairman of the Supervisory Board in March. Mr. de Win has been a member of the Supervisory Board since 2002.

We look forward to continued fruitful cooperation with both gentlemen.

News

Committee for Medicinal Products for Human Use recommends approval of Nexavar® in the E.U.

The new cancer drug Nexavar® is manufactured in Wuppertal.

The Committee for Medicinal Products for Human Use (chmp) of the European Medicines Agency (emea) has recommended that Nexavar® (sorafenib) be approved in the e.u. for the treatment of patients with advanced renal cell carcinoma (rcc), or kidney cancer, who have failed prior interferon-alpha or interleukin-2 based therapy or are considered unsuitable for such therapy. This positive chmp opinion will be elevated to the European Commission where a positive ruling could lead to marketing authorization for all countries in the European Union in the second half of 2006. In addition, the Mexican Ministry of Health has approved Nexavar ® (sorafenib), developed jointly by Bayer HealthCare and Onyx Pharmaceuticals, for the treatment of advanced renal cell carcinoma.

Nexavar®, which in phase III studies has been shown to double progression-free survival in patients with advanced rcc, is to be marketed by Bayer in the e.u. and Mexico.

Nexavar® was approved by the U.S. Food and Drug Administration (fda) in December 2005 and in Switzerland in March 2006 for the treatment of advanced renal cell carcinoma. Bayer has completed filings in several more countries, including Australia, Brazil, Canada and Turkey.

Bayer among first signatories to the New Executive Board Responsible Care Global Charter

Bayer recently became one of the first companies worldwide to sign up to the Responsible Care Global Charter. The global chemical association icca presented its charter at the United Nations’ International Conference on Chemicals Management in Dubai, u.a.e. By signing the charter, the Bayer Group commits itself to contributing actively to global advancements in health, safety and environmental performance within the framework of the chemical industry’s voluntary Responsible Care initiative.

“At Bayer, sustainability is an integral part of corporate policy: in all our activities, we place equal importance on economic, ecological and social objectives,” said Prof. Udo Oels, Bayer Management Board member responsible for Innovation, Technology and the Environment and also a member of the icca Board. “That’s why our company was heavily involved in developing the Responsible Care Global Charter, which aims to further improve environmental and health protection worldwide.”

The Responsible Care Global Charter summarizes new tenets of the global chemical industry’s Responsible Care initiative, which was first launched in 1985 to promote continuous improvement in health, safety and environmental performance. One of the main new aspects is the extension of Responsible Care along the entire value chain. Companies from 52 countries have committed themselves to Responsible Care via their national member associations.

New Executive Board Chairman for Bayer Industry Services

Dr. Klaus Schäfer

Dr. Klaus Schäfer (43) has become the new Chairman of the Executive Board of Bayer Industry Services. Schäfer, who succeeded Dr. Jürgen Hinz, stud ied physics in Cologne and began working for EC Erdölchemie as a plant engineer in 1991. Following an assignment with BP in Scotland, Schäfer joined Bayer in 2001. When Bayer Polymers - now Bayer MaterialScience – was formed, he assumed global responsibility for technical services and the supply of infrastructure to that company’s production facilities.

More trials with blood clot dissolver

Bayer and Nuvelo Inc. have begun patient enrollment in a second phase III clinical trial of alfimeprase for the treatment of acute peripheral arterial occlusion. This phase III trial recently received a Special Protocol Assessment (spa) agreement from the U.S. Food and Drug Administration (fda). An SPA is a written agreement on the design and size of clinical trials intended to form the basis for a new drug application.

Blood clots containing red blood cells and threads of brin can block blood vessels.

Alfimeprase is also being studied in an ongoing phase III clinical program for the treatment of catheter occlusion. A phase II trial of alfimeprase for the treatment of ischemic stroke is scheduled to begin in the second half of 2006.

In January 2006 Bayer HealthCare ag (bhc) and Nuvelo Inc. announced a collaboration agreement for the global development and commercialization of the drug alfimeprase. Under the terms of the agreement, Bayer will commercialize alfimeprase in all territories outside the United States.

Bayer and unep endorse partnership

Bayer and the United Nations Environment Programme (unep) have endorsed their cooperation on measures to educate young people about the environment. At a joint press conference in Leverkusen in mid-March, Bayer ceo Werner Wenning and unep Executive Director Prof. Klaus Töpfer spoke of the success of the first two years of their partnership in the youth and environment field. In June 2004 Bayer and unep signed a cooperation agreement for an initial period of three years that placed their existing collaboration in Asia on a global footing. Since then, for example, Bayer has assisted unep in establishing youth networks in Asia, Latin America and Africa and organizing a global environmental summit every two years attended by some 200 delegates from national youth environmental organizations. During the conference Bayer and Tongji University, Shanghai, signed a Memorandum of Understanding to establish a chair for sustainable development. Bayer will support this initiative with funding and non-cash contributions totaling US$ 1 million for an initial period of five years. At the beginning of April, Bayer and Tongji University also set up an endowed professorship for intellectual property rights.

From left: Prof. Klaus Töpfer, Bayer Board member Prof. Udo Oels, Prof. Gang Wan (Tongji University, Shanghai) and Werner Wenning

O-TEQ makes crop protection products even more effective

“O-TEQ” is the name of an innovative concept for the formulation of modern crop protection products with which Bayer CropScience has succeeded in boosting the effectiveness of systemic insecticides. Products based on this formulating technology display outstanding biological performance. They are extremely reliable and their effectiveness is virtually unimpaired by adverse weather conditions during or after application. Apart from their outstanding rain-fastness, a further advantage for the user is their f1exibility due to a broad application window.

The innovative O-TEQ concept enhances the effectiveness of crop protection products.

A new eye-catcher in Berlin’s government district: the Aspirin® sculpture is 10 meters in diameter, three meters thick and weighs about 25 tons.

Aspirin® in the “Land of Ideas”

A giant-size tablet adorning the Friedrich-Ebert-Platz near the Reichstag in Berlin will remain there until the fall to remind visitors of the discovery of the world’s best-known medicine – Aspirin®. At the end of March, Bayer ceo Werner Wenning and Mike de Vries, Managing Director of FC Deutschland GmbH, along with former German Interior Minister Otto Schily and Dr. Michael Rogowski, both committee members of the “Germany – Land of Ideas” initiative, unveiled the oversized sculpture entitled “Milestones in Medicine.” Five other exhibits representing pioneering German inventions will have taken their places at different locations in Berlin as part of a “Walk of Ideas” by the time the World Cup kicks off – a huge car, a giant soccer shoe and sculptures representing modern printing, musical masterpieces and the theory of relativity.

“Germany – Land of Ideas” is a national image campaign launched jointly by the federal government and German industry. Bayer is among the main sponsors.

New company for natural substance research

The management and staff of Bayer HealthCare’s natural substance research unit have set up an independent service company called InterMed Discovery GmbH. Its objective is to discover active ingredients on behalf of companies in the pharmaceutical, crop protection and food industries, develop them into products and obtain its own trademark rights. The background to this management buy-out is the restructuring of Bayer Health- Care’s pharmaceutical research and the associated spin-off of anti-infectives research, which was previously the most important internal customer for the natural substance research unit. InterMed Discovery comprises 15 experienced employees of high repute in the field of natural substance research. The company plans to relocate in mid-2006 from Bayer HealthCare’s Pharmaceutical Research Center in Wuppertal to the BioMedizin Center (BMZ) in Dortmund.

Start-up company to make luminescent films

The first application for the special luminescent film was in ladies’ handbags.

Bayer is investing some €24.5 million in a start-up company for the production of electroluminescent films. The new company, Lyttron Technology GmbH, is a wholly owned subsidiary of Bayer MaterialScience.

Engineers at Lyttron are looking at applications for an electroluminescent film that lights up when an electric current is applied. Previously this has only been possible for flat surfaces, but the Lyttron technology now enables the films to be molded into any shape, opening up virtually endless design possibilities.

The first series production of the special film was for illuminating the inside of ladies’ handbags. Now Lyttron is targeting the automotive industry as one of its largest potential markets, one application being interior lighting for the glove compartment. There could also be worthwhile applications in lifestyle goods such as cellphones.

Development, production, marketing and administration will be set up at the Leverkusen site over the coming months. Lyttron currently plans to employ up to 150 people by 2012.

Forward-Looking Statements

This Stockholders’ Newsletter contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements.

These factors include, among other things:

• Downturns in the business cycle of the industries in which we compete;

• new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

• increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

• loss or reduction of patent protection for our products;

• liabilities, especially those incurred as a result of environmental laws or product liability litigation;

• fluctuation in international currency exchange rates as well as changes in the general economic climate; and

• other factors identified in this Stockholders’ Newsletter.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Further Information

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’S web site (http://www. sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14E-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the take-over offer until the end of the offer period, subject to certain conditions.

Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in the reports filed with the U.S. Securities and Exchange Commission. Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Financial Calendar

Q2 2006 Interim Report
Tuesday, August 1, 2006*

Q3 2006 Interim Report
Tuesday, October 31, 2006*

Annual Stockholders’ Meeting 2007
Friday, April 27, 2007

Payment of Dividend
Monday, April 30, 2007

*                 In the event of the successful acquisition of Schering AG, publication of the Q2 and Q3 2006 interim reports will be deferred to later dates, which will be posted on the Internet at www.investor.bayer.com.

masthead

Publisher

Bayer AG

Communications

51368 Leverkusen, Germany

Editor

Ute Bode, Phone ++49 214 30 58992

E-mail: ute.bode.ub@bayer-ag.de

English Edition

Bayer Industry Services GmbH & Co. OHG

Central Language Service

Investor Relations

Peter Dahlhoff, Phone ++49 214 30 33022

E-mail: peter.dahlhoff.pd1@bayer-ag.de

Orders/Distribution

Michael Heinrich, Phone ++49 214 30 57546

E-mail: serviceline@bayer-ag.de

Date of Publication

May 2, 2006 (first-quarter interim report published on April 27, 2006)

Many business and financial terms are explained on the Bayer Investor Relations website at
www.investor.bayer.com > stock > glossary

Bayer on the Internet

www.bayer.com

If you would like to receive the Bayer Stockholders’ Newsletter in electronic rather than print form in future, please email the editor.

Science For A Better Life